SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 16)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Abraham N. Oler

President

Allos Therapeutics, Inc.

c/o Spectrum Pharmaceuticals, Inc.

11500 S. Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, Esq.	Eva H. Davis, Esq.
Kirkland & Ellis LLP	Kirkland & Ellis LLP
300 North LaSalle Street	333 South Hope Street
Chicago, Illinois 60654	Los Angeles, California 90071
(312) 862-2000	(213) 680-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 16 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012, May 7, 2012, May 10, 2012, May 25, 2012, June 8, 2012, June 22, 2012, June 28, 2012, July 9, 2012, July 23, 2012, August 6, 2012, August 20, 2012, August 23, 2012 and August 28, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right (which has been determined to be without value), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following caption and paragraphs at the end of the section titled “Regulatory Approvals”:

“Completion of the Offer

At 5:00 p.m., New York City time, on September 4, 2012, the Offer expired as scheduled and was not further extended. Purchaser and Parent have been advised by Computershare Shareholder Services LLC, the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 96,259,850 Shares (including 2,368,421 Shares tendered through a Notice of Guaranteed Delivery) had been validly tendered into the Offer and not validly withdrawn, representing approximately 89.98% of the Shares then outstanding on a fully diluted basis. As a result, the Minimum Condition has been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has exercised the Top-Up to purchase from the Company that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares issued pursuant to the exercise of the Top-Up, at a price per Share equal to the Cash Portion of the Offer Price.

Following the exercise of the Top-Up, Purchaser effected the Merger as promptly as practicable in accordance with Section 253 of the DGCL, without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. As a result, Purchaser was merged with and into the Company, which shall continue as the surviving corporation and an indirect, wholly owned subsidiary of Parent. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time, Shares owned by any wholly owned subsidiary of the Company immediately prior to the Effective Time (or held in the Company’s treasury)

or Shares held by stockholders who are entitled to and have properly exercised appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL) were cancelled and converted into the right to receive the Offer Price. Following the Merger, the Shares will cease to be traded on NASDAQ.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(14)	Press Release issued by Spectrum Pharmaceuticals, Inc. on September 4, 2012 (incorporated by reference to Exhibit (a)(1)(X) to the Schedule TO of Spectrum Pharmaceuticals, Inc., as filed on Schedule TO-T/A with the SEC on September 5, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Abraham N. Oler
Name:	Abraham N. Oler
Title:	President